ABN AMRO Clearing Chicago LLC

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ABN AMRO Clearing Chicago LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 2050
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Robert Pooler	**(312) 604-8000**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

155 N Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael Nowak**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **ABN AMRO Clearing Chicago LLC** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

1 day of March, 2021

OFFICIAL SEAL
COLEEN J BANNON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/01/23

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3.
[x] (j) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (m) An Oath or Affirmation.
[x] (n) A copy of the SIPC Supplemental Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (p) Independent Auditors' Report on Internal Accounting Control.
[x] (q) Schedule of Segregation Requirements and Funds in Segregation for Customers trading on U.S. Commodity Exchanges.
[x] (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
[x] (s) Schedule of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7.
[x] (t) Schedule of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of the CEA.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

ABN AMRO Clearing Chicago LLC

Table of Contents

December 31, 2020

Financial Statements

Supplemental Information

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member
ABN AMRO Clearing Chicago LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Clearing Chicago LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
March 1, 2021

ABN AMRO Clearing Chicago LLC
Statement of Financial Condition
December 31, 2020
(In thousands)

Assets

Cash and cash equivalents	$	121,802
Funds segregated for regulatory purposes		2,436,237
Securities owned, marketable, at fair value		40
Collateralized agreements:		
Securities borrowed		2,375,057
Receivables from:		
Brokers, dealers, and clearing organizations (net of allowance for doubtful accounts of $373)		526,215
Customers		788,558
Deposits with clearing organizations (cash of $549,117)		549,117
Operating lease right of use assets		16,026
Exchange memberships and stock, at adjusted cost (fair value of $22,345)		9,981
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $34,983)		4,980
Other assets		4,189
Total assets	$	6,832,202

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	1,034,740
Collateralized agreements:		
Securities loaned		909,716
Payables to:		
Customers		3,150,641
Brokers, dealers, and clearing organizations		700,998
Noncustomers		61,569
Operating lease liabilities		21,542
Accounts payable and accrued expenses		121,322
Total liabilities		6,000,528
Liabilities subordinated to claims of general creditors		375,000
Members' equity:		
Common member		456,454
Preferred Class A members		220
Total members' equity		456,674
Total liabilities and members' equity	$	6,832,202

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

ABN AMRO Clearing Chicago LLC (the Company), a wholly owned subsidiary of ABN AMRO Clearing Bank N.V. (AACB), was organized as an Illinois limited liability company on June 30, 1997. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

AACB is a wholly owned subsidiary of ABN AMRO Bank N.V. (AAB) and is the sole Common Member. AAB is a wholly owned subsidiary of ABN AMRO Group N.V.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association. The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company operates in one reportable operating segment, which provides clearing services and execution services for equities and equities options as well as futures and futures options. The Company's primary sources of revenue are interest and commissions derived from clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and highly liquid marketable securities with a maturity of three months or less, that are not segregated and deposited for regulatory purposes.

Restricted cash and restricted cash equivalents included in funds segregated for regulatory purposes on the statement of financial condition represents cash and highly liquid marketable securities with a maturity of three months or less, segregated or set aside to satisfy requirements under both the Commodity Exchange Act (CEAct) and Securities Exchange Act of 1934.

(d) Fair Value of Financial Instruments

The Company's financial instruments are recorded on a trade date basis and are reported in the statement of financial condition under securities owned at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate. (See note 18 for more information related to fair value measurements.)

(e) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(f) Exchange Memberships and Stock

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost, or if other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. At December 31, 2020, the Company recognized impairments of $0.1 million, which is included in the net loss on securities and other investments on the statement of operations.

(g) Receivables, Payables, and Marketable Securities

Receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin or clearing fund requirements with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

The Company monitors the receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers on a daily basis and interest is accrued and is included in the statement of financial condition. Interest rates paid on the cash balances fluctuate with short-term interest rates.

The Company establishes an allowance for doubtful accounts based upon historical experience and specific customer collection issues. At December 31, 2020, the Company recorded an allowance for doubtful accounts on receivables from other brokers of $373 thousand.

(h) Income Taxes

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income/(loss) is included in the respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than The Company. Accordingly, no liability for U.S. federal and state income tax has been recorded in the statement of financial condition. The company is responsible for franchise tax payments and or/entity level tax payments, such as, New York City's Unincorporated Business Tax (UBT), which is included in the statement of operations within general and administrative expense, in accordance with ASC 740, Accounting for Income Taxes. The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2020 the Company has recorded no unrecognized tax benefits in the statement of financial condition and expects no significant increase or decrease within the next 12 months.

At December 31, 2020, the Company has state income tax returns, for the 2016 through 2019 tax years, open and subject to standard income tax examination.

(i) Collateralized Financing

Securities purchased under agreements to resell which are short term in nature, are accounted for as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and is included in the statement of financial condition in other assets. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(j) Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases, for office space and data center facilities. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a

lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, including any lease extension or termination options that are expected to be exercised. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

(k) Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. The Company has adopted the new standard effective January 1, 2020 using a cumulative-effect adjustment method. Under ASU 2016-13, the Company has found that due to the short term nature of the receivables, no transition adjustment was necessary to the statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this standard remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 is effective for the Company's fiscal year beginning January 1, 2020. Under ASU 2018-13, the Company has found that no material adjustments are necessary to the statement of financial condition.

(3) Funds Segregated for Regulatory Purposes

Cash of $466.3 million, money market funds of $200.0 million, securities purchased under agreements to resell of $1.1 billion, and U.S. government securities with a fair value of $600.0 million are segregated under the CEAct and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $85.2 million has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

Brokers' and dealers' trading and investment accounts cash and securities transactions are recorded on settlement date. The receivables are collateralized by brokers' and dealers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2020, the market value of securities used to secure brokers' and dealers' margin balances was $4.1 billion, of which $2.5 billion was used to collateralize financing for the brokers' and dealers' margin balances.

At December 31, 2020, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following, net of the allowance for doubtful accounts (in thousands):

		Receivables		*Payables*
Brokers' and dealers' trading and investment accounts	$	208,295	$	470,707
Clearing brokers		43,269		-
Securities failed to deliver/receive		14,694		13,508
Clearing organizations		259,961		216,018
Other		(4)		765
	$	526,215	$	700,998

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customer cash, securities and commodities transactions are recorded on the settlement date. The receivables are collateralized by customers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2020, the market value of customer securities held for futures customers was $236.0 million, of which $236.0 million has been pledged as margin at clearing organizations.

At December 31, 2020, the market value of securities used to secure equity customer margin balances was $4.8 billion, of which $1.3 billion was used to collateralize financing for the customer margin balances.

(6) Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to finance receivables from brokers' and dealers' and customer trading and investment accounts. The Company manages credit exposure from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. However, for financial statement purposes, the Company does not net balances related to these financial instruments. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are for equities securities only and are recorded at the amount of the cash collateral advanced or received, the tenor of which is overnight, adjusted daily for additional collateral obtained or received. At December 31, 2020, the fair value of securities received as collateral for securities borrowing and pledged for securities lending transactions was $2.3 billion and $890.5 million, respectively.

At December 31, 2020, the fair value of the collateral received for reverse repurchase agreements, included in the statement of financial conditions under securities purchased under agreements to resell and within funds segregated for regulatory purposes, totaled $0 and $1.1 billion, respectively. The Company seeks to mitigate mark-to-market risk by taking collateral in the form of U.S. government securities, the tenor of which is open and callable on demand. The Company only enters into reverse repurchase agreements and there is no counterparty netting impact.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2020 (in thousands):

	Gross amounts of assets and liabilities presented in the statement of financial condition	Amounts available for offset	Net amounts of recognized assets and liabilities
Securities borrowed	$ 2,375,057	$ 72,298	$ 2,302,759
Securities loaned	909,716	72,298	837,418

(7) Securities Owned

Securities owned consisted of unrestricted shares of corporate equity securities.

(8) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2020 (in thousands):

Computer, equipment, and software	$	30,042
Leasehold improvements		9,094
Furniture and fixtures		827
		39,963
Accumulated depreciation and amortization		(34,983)
Furniture, equipment and leasehold improvements	$	4,980

(9) Borrowings

At December 31, 2020, the Company had two unsecured lines of credit with affiliated banks for $4.5 billion and $675.0 million. At December 31, 2020, the amount outstanding on these credit lines totaled $1.0 billion and $20.0 million, respectively and are reflected in bank loans in the statement of financial condition. Interest payable totaled approximately $0.7 million at December 31, 2020. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

The Company has secured lines of credit totaling $325.0 million with nonaffiliated banks. These loans are secured and are collateralized by brokers' and dealers' and customer margin securities. At December 31, 2020, there were no amounts outstanding on these credit lines. The Company has an unsecured line of credit totaling $75.0 million with a nonaffiliated bank. At December 31, 2020, there was no amount outstanding on this credit line. Interest payable is minimal at December 31, 2020. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

(10) Liabilities Subordinated to Claims of General Creditors

At December 31, 2020, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on November 20, 2022. The total outstanding borrowing totaled $325.0 million at December 31, 2020.

The Company also has a Subordinated Revolving Credit Facility with an affiliated bank up to a maximum of $150.0 million that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on March 17, 2023. The outstanding borrowing totaled $50.0 million at December 31, 2020.

The liabilities subordinated to claims of general creditors are covered by an agreement approved by the Designated Self-Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payable outstanding at December 31, 2020 total $207 thousand and is reflected in the statement of financial condition under accounts payable and accrued expenses.

(11) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(12) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. While the overall impact of the volatility due to the Covid-19 pandemic cannot be estimated with any certainty, the Company realized a specific loss of $225 million related to a defaulted customer as a result of the decline in financial markets in March 2020 (note 20). Management believes that the margin deposits and collateral held at December 31, 2020 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(13) Leases

The Company has obligations as a lessee for office space and data center facilities with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. One of the office space leases contains renewal options for periods ranging from five to ten years. The Company is reasonably certain to exercise one of these renewal options, as such, the optional periods are included in determining the lease term and associated payments under these renewal options are included in lease payments. The data center facilities leases contain monthly renewal options. The Company is reasonably certain to exercise these renewal options for an estimable period of time, as such, the optional periods are included in determining the lease term and the associated payments under these renewal options. The Company's leases do include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The weighted-average remaining lease term was 11.8 years and the weighted average discount rate was 3.81% for the operating leases as of December 31, 2020.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows (in thousands):

2021	$	2,475
2022		2,497
2023		2,520
2024		2,543
2025		2,565
Thereafter		16,058
Total lease payments		28,658
Less imputed interest		(7,116)
Present value of lease liability	$	21,542

(14) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2020 are adequate to mitigate the risk of material loss.

(15) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations. As of December 31, 2020, the Company has issued 22 Class A preferred interests and has 978 available to be issued.

(16) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and noncustomers and earns certain commissions and fees in connection with these services. The Company also utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member, for which it incurs brokerage and clearing charges. Balances related to these transactions are reflected in the statement of financial condition under receivables from and payables to customers, brokers, dealers and clearing organizations and noncustomers. The Company also receives guarantees from affiliated companies for certain counterparty relationships related to clearing transactions.

The Company enters into short-term reverse repurchase agreements with affiliates in connection with collateralized transactions. These agreements are primarily to acquire securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Reverse repurchase agreements are reflected in the statement of financial condition under securities purchased under agreements to resell and are as set forth in the table below.

The Company also had securities borrowed and securities loaned transactions with affiliated companies. Securities borrowed and securities loaned transactions with affiliates are recorded at the amount of cash collateral advanced or received and are as set forth in the table below. The Company primarily borrows from third party counterparties and lends to affiliates. Interest on such transactions is accrued and is included the statement of financial condition in other assets and accounts payable and accrued expenses.

At December 31, 2020, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 9 and 10).

The Company is party to a Service Level Agreement (SLA) with affiliates under which the Company receives services for operational and administrative support.

The Company has $0.4 million invested in an affiliated company. This amount is reflected in other assets in the statement of financial condition.

The following table sets forth the Company’s related party assets and liabilities as of December 31, 2020 (in thousands):

	Assets	*Liabilities*
Securities borrowed/loaned	-	92,838
Customer receivable/payables	-	1,581,384
Noncustomer payables	-	61,145
Clearing broker receivables	9,213	-
Other assets	912	-
Accounts payable and accrued expenses	-	3,446
	$ 10,125	$ 1,738,813

(17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5 million, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2020, under the more restrictive of these rules, the Company had net capital and net capital requirements of $716.5 million and $190.7 million, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(18) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 (in thousands):

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
U.S. government securities	$ 49,996	-	-	$ 49,996
Funds segregated for regulatory Purposes				
U.S. government securities	599,970	-	-	599,970
Money market funds	200,000	-	-	200,000
Securities owned				
Corporate equity securities	40	-	-	40
	$ 850,006	-	-	$ 850,006

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(19) Litigation

In February 2019, the Company was served with a complaint (the Proshares Complaint) filed in the U.S. District Court for the Southern District of New York (SDNY) in which Plaintiffs sued Proshares Trust II and its related parties (the Trust), along with approximately 21 other financial institutions, including the Company, that acted as authorized participants for the creation and redemption of shares in various exchange traded funds issued by the Trust. Other copycat complaints subsequently were filed in the SDNY. With respect to the authorized participants, Plaintiffs alleged that the authorized participants, including the Company, violated §11 of the Securities Act of 1933, because Plaintiffs believe that the registration statement filed by the Trust was false and misleading and omitted various material facts. Plaintiffs further alleged that the authorized participants, including the Company, were responsible for the content and dissemination of the registration statement filed by the Trust, and that none of the authorized participants made a reasonable investigation into the statements contained in the registration statement. On January 3, 2020, the SDNY dismissed the complaint. However, on January 31, 2020, Plaintiffs filed a notice of appeal in the U.S. court of Appeals for the Second Circuit, accordingly, this matter will continue for the foreseeable future. Plaintiffs are seeking unspecified damages. The Company cannot express an opinion as to the ultimate outcome of this proceeding, however, the Company believes that the Plaintiffs' claims are without merit and the Company intends to defend itself vigorously against the Proshares Complaint. No provision has been made in the statement of financial condition for any loss that may result from this matter. In late 2018, a complaint also was filed in the U.S. District Court for the District of Vermont by a *pro se* plaintiff against Proshares and SEI Investments alleging various violations of Vermont State law and the Federal Securities laws. Although the *pro se* plaintiff attempted to include the authorized participants in the complaint through 2019, the Judge ruled that service was not properly effected and all claims against the authorized participants were dismissed without prejudice by the District Court for the District of Vermont in September 2019.

On November 30, 2020, an amended complaint for trading in United States Oil Fund, LP ("USO") was filed in the U.S. District Court for the Southern District of New York. The complaint contains allegations that are similar to those in the matters described above, however, this complaint was related to activity in USO from the end of February 2020 through the end of April 2020. The complaint was amended to include the authorized participants, a group that includes AACC. The authorized participants will proceed with the same joint defense group from the previous two matters and, as with the other matters, the authorized participants currently are being indemnified. The defense group must file its motion to dismiss by the end of January 2021.

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position.

(20) COVID-19

In March 2020, the coronavirus outbreak (COVID-19) was declared a pandemic by the World Health Organization. The initial declaration of the pandemic drove extraordinary volatility in the financial markets in the month of March, and market volatility has continued to be higher than was seen prior to the pandemic. The ongoing and uncertain nature of the pandemic has negatively impacted the global economy due to illness, quarantine restrictions, supply shortages, cancellation of travel and events, and business closures; the long-term effects remain to be seen. The Company has implemented remote working arrangements for its staff and has restricted business travel. The quarantine restrictions have not materially impacted the Company's business operations. The Company continues to support the needs of its customers and to fulfil its ongoing business operations, including financial reporting obligations and internal controls over financial reporting. The Company continues to closely monitor its risk exposure, financial condition, and liquidity.

(21) Subsequent Events

The Company evaluated events and transactions through February 28, 2021, the date the statement of financial condition were issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition as of December 31, 2020.

ABN AMRO Clearing Chicago LLC

Computation of Net Capital

December 31, 2020

(In thousands)

Total members' equity	$	456,674
Add liabilities subordinated to claims of general creditors		375,000
Total capital		831,674
Deductions and/or charges:		
Nonallowable assets:		
Receivables from customers		414
Receivables from noncustomers		-
Securities owned, marketable, at fair value		40
Exchange memberships and stock, at adjusted cost		9,981
Receivables from affiliates		813
Furniture, equipment, and leasehold improvements, net		4,980
Other		2,106
Additional charges for customers' and noncustomers' commodity accounts		11,716
Aged fails to deliver		43
Other deductions and/or charges		5,230
Deductions for accounts carried under Rule 15c3-1(a)(6) and (c)(2)(x)		75,874
		111,197
Net capital before haircuts on securities positions		720,477
Haircuts on securities:		
Trading and investment securities:		
Other securities		4,000
		4,000
Net capital		716,477
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		190,745
Minimum dollar net capital requirement		5,000
Net capital requirement		190,745
Excess net capital		525,732
Percentage of net capital to aggregate debits		24.49%
Net capital in excess of 110% of minimum net capital requirement	$	506,658

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Schedule II

ABN AMRO Clearing Chicago LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2020

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	1,105,233
Monies borrowed collateralized by securities carried for the accounts of customers		1,243,754
Monies payable against customers' securities loaned		493,958
Customers' securities failed to receive		5,326
Market value of short securities and credits in all suspense accounts over 30 calendar days		21
Total credits		2,848,292
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		127,398
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,544,261
Failed to deliver of customers' securities not older than 30 calendar days		10,257
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		1,243,754
Aggregate debit items		2,925,670
Less 3%		(87,770)
Total 15c3-3 debits		2,837,900
Reserve computation – excess of total 15c3-3 credits over total debits	$	10,392
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2020	$	42,869
Amount of deposit or (withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		15,000
New amount in "Reserve Bank Account(s)"	$	57,869

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Schedule III

ABN AMRO Clearing Chicago LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2020

(In thousands)

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	882,632
Monies borrowed collateralized by securities carried for PAB		1,009,152
Monies payable against PAB securities loaned		382,025
PAB securities failed to receive		5,934
Total PAB credits		2,279,743
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		194,316
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		751,550
Failed to deliver of PAB securities not older than 30 calendar days		2,132
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		1,009,152
Total PAB debits		1,957,150
Reserve computation – excess of total PAB credits over total PAB debits	$	322,593
Amount held on deposit in “PAB Reserve Bank Account(s),” including value of qualified securities at end of reporting period on December 31, 2020	$	42,368
Amount of deposit or (withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		335,000
New amount in “PAB Reserve Bank Account(s)”	$	377,368

There are no material differences between the above computation and the Company’s corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Schedule IV

ABN AMRO Clearing Chicago LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3

December 31, 2020

(In thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	-
A. Number of items		5
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
A. Number of items		-

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Schedule V

ABN AMRO Clearing Chicago LLC

Segregation Requirement and Funds in Segregation

December 31, 2020

(In thousands)

Segregation requirement:		
Net ledger balance:		
Cash	$	1,120,990
Securities		235,995
Net unrealized profit (loss) in open futures contracts traded on a contract market		521,430
Exchange traded options:		
Market value of open options contracts purchased on a contract market		27,823,682
Market value of open options contracts sold on a contract market		(26,720,951)
Net equity		2,981,146
Accounts liquidating to a deficit and accounts with debit balances with no open trades		407
Amount required to be segregated		2,981,553
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		12,257
Securities representing investments of customers' funds, at market		449,236
Securities held for particular customers in lieu of cash margins, at market		-
Margins on deposit with clearing organizations of contract markets:		
Cash		408,553
Securities representing investments of customers' funds, at market		1,435,510
Securities held for particular customers in lieu of cash margins, at market		235,995
Net settlement due to clearing organizations of contract markets		(144,166)
Exchange traded options:		
Value of open long option contracts		27,823,682
Value of open short option contracts		(26,720,951)
Total amount in segregation		3,500,116
Excess funds in segregation		518,563
Management target amount for excess funds in segregation		272,387
Excess funds in segregation over management target amount excess	$	246,176

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Schedule VI

ABN AMRO Clearing Chicago LLC

Segregation Requirement and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2020

STATEMENT IS NOT APPLICABLE

ABN AMRO Clearing Chicago LLC

Secured Amounts and Funds Held in Separate Accounts

December 31, 2020

(In thousands)

Section 30.7 requirement:		
Net ledger balance - Foreign futures and foreign option trading:		
Cash	$	58,589
Securities		-
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		4,436
Exchange traded options:		
Market value of open options contracts purchased on a foreign board of trade		2,487
Market value of open options contracts sold on a foreign board of trade		(223)
Net equity		65,289
Accounts liquidating to a deficit and accounts with debit balances with no open trades		7
Amount required to be set aside in separate Section 30.7 accounts		65,296
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		45,444
Securities in safekeeping with banks located in the United States		-
Amounts held by members of foreign boards of trade		35,479
Total amount in separate Section 30.7 accounts		80,923
Excess funds in separate Section 30.7 accounts		15,627
Management target amount for excess funds in separate Section 30.7 accounts		6,530
Excess funds in separate 30.7 accounts over management target	$	9,097

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020, filed on January 27, 2021.

Confidential

Schedule VIII

ABN AMRO Clearing Chicago LLC

Cleared Swaps Customer Segregation Requirement and Funds in Cleared Swaps Customer Accounts

December 31, 2020

STATEMENT IS NOT APPLICABLE

Confidential